UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S/A

SHAREHOLDER RESOLUTIONS

Please be advised that after due analysis and discussion of the items in the Agenda of the Extraordinary Meeting held on January 10, 2012, the Shareholders resolved to:

1) Approve, by majority of votes: a) amendment of the caption of paragraph 1 and paragraph 2, and inclusion of paragraph 3 in Art. 34, to change the name of the Risk Committee to Audit and Risk Committee, establishing that the said Committee shall concentrate the current functions assigned to the Risk Committee and those assigned to the Statutory Fiscal Council, under provisions of CVM Instruction 509, dated November 16, 2011, as well as those described in current paragraph 4 of Art. 43 of corporate By-Laws with consequent exclusion of the said paragraph 4; and exclusion of paragraph 3 of article 41, and renumbering of the subsequent paragraphs, amending the wording of renumbered paragraph 5; b) adjust corporate By-Laws to the new minimum clauses of BM&FBOVESPA New Market Listing Rules, by (i) adding paragraph 2 to Art. 1, renumbering current sole paragraph to paragraph 1; (ii) amendment of item I of Art. 12; (iii) amendment of item VI of Art. 18; (iv) amendment of paragraph 5, and addition of paragraph 6 to Art. 27; (v) amendment of item XXV, and addition of a new item XXVI to Art. 33, with consequent renumbering of the subsequent items; (vi) amendment of item II of Art. 55; (vii) amendment of Art. 56 and its paragraphs 1 and 2; (viii) amendment of the caption and items (a) and (b) and inclusion of item (c) in Art. 57; (ix) exclusion of paragraphs 2 and 3 of Art. 58, with paragraph 1 being renamed to sole paragraph; (x) amendment of the caption of Art. 59 as well as its item (ii); (xi) inclusion of new Arts. 60 and 61, and renumbering of subsequent articles; (xii) inclusion of a new Art. 64 and renumbering of Article 65; c) amendment of the caption of Art. 27, to exclude the mandatory requirement providing that a member of company board must be a shareholder, in line with the amendment of Law no. 6.404/76; d) consolidation of corporate By-Laws in the form attached as Exhibit 99.1 hereto, as a result of the above mentioned amendments.

2) Approve, by majority of votes, the amendment of clauses 6.1 and 7.1 of the Stock Purchase Option Program, with respect to the terms for acquisition of the right to the exercise of the stock purchase option and exercise of the said option, which shall now read as follows: “6. Acquisition of the Right to Exercise the Option—6.1 As a general rule, the acquisition of the right to exercise the option shall take place as described below and within the following terms: (a) by the end, respectively, of the third and fourth years to be counted as of the Initial Date set in the subsequent item, Participant shall acquire the right to exercise part of his/her purchase option, corresponding to 33% and 33% of the number of shares included in the lot(s) object of the option, and (b) by the end of the fifth year to be counted as of the Initial Date set in the subsequent item, Participant shall acquire the right to exercise the remaining 34%. 7. Exercise of the Option—7.1 Once the right to exercise of each installment of the option is acquired, Participant shall be entitled to exercise such right at one time or in installments, within a maximum term of seven years, to be counted as of the Initial Date defined by the company Board. In order to exercise the option: (a) Participant shall send notice in writing to the Company informing the number of shares that are part of the lot(s) object of Participant option that he/she intends to purchase, and if Participant intends to make use of any of the mechanisms authorized by item 9.2, below, that has been assigned under the share purchase option granting contract signed with the Company; (b) within a term of ten working days to be counted from receipt of the notice referred to in the previous item, the Company: (i) shall determine the price of the exercise set for that number of shares and the payment conditions based on the provisions of the share purchase option granting contract signed with the Company; and (ii) shall send notice in writing of this determination to Participant; (c) Participant shall have a term of ten working days to be counted as of the date of the notice referred to in the previous item, to make payment of the price of the exercise, as appropriate.”

São José dos Campos, January 10, 2012.

Paulo Penido Pinto Marques

Finance and Investor Relation Executive Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2012

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer